Exhibit 99.1

News Release

BROOKFIELD ASSET MANAGEMENT ANNOUNCES NORMAL COURSE ISSUER BID

TORONTO, April 17, 2009 – Brookfield Asset Management Inc. (TSX/NYSE: BAM, Euronext: BAMA) today announced that it has received approval from the Toronto Stock Exchange (“TSX”) for its proposed normal course issuer bid to purchase up to 49,300,000 Class A Limited Voting Shares (“Class A Shares”), representing approximately 9.9% of the public float of the company’s outstanding Class A Shares.  Purchases pursuant to the bid will be made through the facilities of the TSX and the New York Stock Exchange (“NYSE”).  The period of the normal course issuer bid will extend from April 21, 2009 to April 20, 2010, or an earlier date should Brookfield complete its purchases.  Brookfield will pay the market price at the time of acquisition for any Class A Shares purchased through the facilities of the TSX and the NYSE.  All Class A Shares acquired by Brookfield under this bid will be cancelled.

As at April 14, 2009, the number of Class A Shares issued and outstanding totalled approximately 571.7 million, of which the public float is approximately 493.4 million.  In accordance with the rules of the Toronto Stock Exchange, the maximum daily purchase on the TSX under this bid will be 300,457 Class A Shares, which is 25% of the average daily traded volume for the Corporation’s Class A Shares on the TSX, net of issuer bid purchases, for the six months ended March 31, 2009.

Under its current normal course issuer bid that commenced on April 21, 2008 and expires on April 20, 2009, Brookfield has purchased 1,526,678 Class A Shares through open market purchases on the TSX at an average price per share of C$23.28, and 11,724,374 Class A Shares on the NYSE at an average price per share of US$17.34.

Brookfield is renewing its normal course issuer bid because it believes that, from time to time, the market price of its Class A Shares may not fully reflect the underlying value of its business and its future business prospects. The company believes that, in such circumstances, the outstanding Class A Shares represent an attractive investment for Brookfield, since a portion of the company’s excess cash generated on an annual basis can be invested for an attractive risk adjusted return on capital through the issuer bid.

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Brookfield Asset Management Inc. is focused on property, power and infrastructure assets and has approximately US$80 billion of assets under management. The company’s common shares are listed on the New York and Toronto stock exchanges under the symbols BAM and BAM.A, respectively, and on Euronext under the symbol BAMA.

For more information, please visit www.brookfield.com or contact:

Denis Couture
SVP, Investor Relations and Corporate and International Affairs
Brookfield Asset Management
Tel:  416-956-5189
Fax: 416- 363-2856
dcouture@brookfield.com

Note: This press release contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended.  The words “proposed”, “believe”, conditional verbs such as “will” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements.  Although Brookfield Asset Management believes that the proposed purchase of Brookfield’s Class A Limited Voting Shares under the renewed normal course issuer bid implied by the forward-looking statements and information is based upon reasonable assumptions and expectations, the reader made or should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.  Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: general economic conditions; interest rate changes; availability of equity and debt financing; the performance of the Class A Limited Voting Shares or the stock exchanges generally; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in Management’s Discussion and Analysis under the heading “Business Strategy, Environment and Risks”. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.